Linktone Announces Results of
2008 Annual General Meeting of Shareholders

BEIJING, China – November 17, 2008 – Linktone Ltd. (NASDAQ: LTON) (the “Company”), one of the leading providers of wireless interactive entertainment products and services to consumers in China, today announced the results of its 2008 Annual General Meeting of Shareholders held on November 14, 2008, at 10:00 a.m., Beijing Time, at its Beijing offices located at 33/F, Building A, Eagle Run Plaza, No. 26 Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China.

The Company’s shareholders approved all proposals set forth in the proxy statement dated October 15, 2008. The approved proposals were:

● ●	Re-elect Messrs. Thomas Hubbs and Muliawan Guptha as Class I directors to serve until the 2011 annual general meeting of
shareholders or until their successors are elected and duly
qualified.
Appoint Grant Thornton as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2008.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-51088234 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com